CUSIP No. 79604v105	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 13)*

SAMSONITE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

79604V105

(CUSIP Number)

James L. Learner, P.C.

Kirkland & Ellis International LLP

30 St. Mary Axe

London EC3A 8AF

United Kingdom

Telephone Number: +44 (0) 20 7469 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 1 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105	Page 2 of 5 Pages

SCHEDULE 13D

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital (Europe) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 79604v105	Page 3 of 5 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 13 (this “Amendment”) supplements and amends the initial statement on Schedule 13D dated May 9, 2003 (“Initial Schedule 13D”), Amendment No. 1 to the Initial Statement dated August 6, 2003 (“Amendment No. 1”), Amendment No. 2 to the Initial Statement dated August 28, 2003 (“Amendment No. 2”), Amendment No. 3 to the Initial Statement dated September 30, 2003 (“Amendment No. 3”), Amendment No. 4 to the Initial Statement dated April 27, 2004 (“Amendment No. 4”), Amendment No. 5 to the Initial Statement dated July 20, 2004 (“Amendment No. 5”), Amendment No. 6 to the Initial Statement dated October 22, 2004 (“Amendment No. 6”), Amendment No. 7 to the Initial Statement dated January 5, 2005 (“Amendment No. 7”), Amendment No. 8 to the Initial Statement dated November 15, 2005 (“Amendment No. 8”), Amendment No. 9 to the Initial Statement dated January 4, 2006 (“Amendment No. 9”), Amendment No. 10 to the Initial Statement dated February 3, 2006 (“Amendment No. 10”) filed by Bain Capital (Europe) LLC, and Amendment No. 11 to the Initial Statement dated April 11, 2007 (“Amendment No. 11”) and Amendment No. 12 to the Initial Statement dated July 10, 2007 (“Amendment No. 12”) filed by Bain Capital (Europe) L.P. This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”) of Samsonite Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 575 West Street, Suite 110, Mansfield, Massachusetts, 02048. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Initial Schedule 13D and the Amendments, as applicable.

Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 4 is hereby amended to add the following:

Item 4.	PURPOSE OF TRANSACTION

On October 24, 2007, the merger contemplated by the Merger Agreement was consummated. As a result, all of the issued and outstanding shares of Common Stock held by the Principal Shareholders prior to the Merger were converted into the right to receive cash merger consideration, and all warrants held by the Principal Shareholders were cancelled and converted into the right to receive an amount specified by a formula calculation. Therefore, as of October 24, 2007, Bain Capital (Europe) L.P. does not hold any shares of Common Stock.

Item 5 is hereby amended and restated to read in its entirety as follows:

Item 5.	INTEREST IN SECURITIES OF THE COMPANY

CUSIP No. 79604v105	Page 4 of 5 Pages

(a)-(b) As of the date of this Amendment, Bain Capital (Europe) L.P. beneficially owns 0 shares of Common Stock, representing 0% of the outstanding Common Stock.

(c) Bain Capital (Europe) L.P. has not effected any transactions in the shares of Common Stock during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, other than the transactions described herein.

(d) Not applicable.

(e) Upon the closing under the Merger Agreement on October 24, 2007, Bain Capital (Europe) L.P. ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

CUSIP No. 79604v105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 5, 2007

BAIN CAPITAL (EUROPE) L.P. By: BAIN CAPITAL INVESTORS, LLC, its general partner

By:	/s/ Michael F. Goss
Name: Title:	Michael F. Goss Managing Director